File No. 70-09705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 4
(Second Post effective Amendment)
FORM U-1

APPLICATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226-1279

(Name of company filing this statement and address of
principal executive offices)

None

(Name of top registered holding company parent of each applicant or declarant)

Susan M. Beale	Robert P. Edwards

DTE Energy Company	Clifford S. Sikora

2000 2nd Avenue	R. Michael Sweeney, Jr.

Detroit, Michigan 48226-1279	Troutman Sanders, LLP

(313) 235-4000	1300 I Street, N.W.

(313) 235-7098 (facsimile)	Suite 500 East

Washington, D.C. 20005-3314

(202) 274-2950

(202) 274-2994 (facsimile)

(Names and addresses of agents for service)

      Applicant DTE Energy Company (“DTE Energy”) files this second post-effective amendment solely to request authorization through September 1, 2001, to carry out the transactions authorized in Holding Company Act Release No. 27229 (September 13, 2000), and therefore amends the Application in this file, as previously amended, by adding at the conclusion of Item 5, Procedure, the following sentence:

      “In order to allow for transactional and documentation contingencies and delays that would make it impracticable to complete the transactional steps authorized herein as promptly as anticipated or at substantially the same time, DTE Energy requests that it be authorized through September 1, 2001, to complete the transactions described herein.”

      Applicant further amends the foregoing application by striking the last sentence of Item 3 and substituting therefore the following:

      “Within six months of the asset transfer to ITC pursuant to Commission approval of this Application, Detroit Edison must file an application with the MPSC seeking approval of the proposed accounting treatment for the Transfer Transaction.”

      Applicant further amends the foregoing application by deleting subsection C of Item 4 and redesignating subsection D of Item 4 as subsection C of Item 4.

      In support of the foregoing amendment, Applicant states that unanticipated complexities pertaining to the due diligence associated with the transaction authorized by this Application prevented completion of the transaction within sixty (60) days. Applicant further states that no change in the substance of the Application is either requested or required in order to complete the transaction described in the Application, including, without limitation, Item 2, Fees, Commissions, and Expenses. Applicant further shows that the changes to Item 3 and Item 4 merely reflect the fact that the anticipated accounting filing is still timely under Michigan law and the fact that no action was required from the Nuclear Regulatory Commission.

SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment to be signed on its behalf by its undersigned authorized corporate officer.

Dated: May 14, 2001

DTE ENERGY COMPANY

By:	/s/ T. A. Hughes Associate General Counsel DTE Energy Company

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